



11015544

SECU... ...SSION
Washington, ...

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 51826

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 AND ENDING 12/31/2010
_____ MM/DD/YY _____ MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Landaas & Company

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

411 E. Wisconsin Avenue Floor 20
_____
(No. and Street)

Milwaukee _____ WI _____ 53202
(City) _____ (State) _____ (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian D. Kilb _____ 414-223-1099
_____ (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
_____
(Name – *if individual, state last, first, middle name*)

115 South 84th Street Suite 400 Milwaukee _____ WI _____ 53214
(Address) _____ (City) _____ (State) ____ (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

KH
2/15

OATH OR AFFIRMATION

I, __Brian D. Kilb__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Landaas & Company__ , as of __December 31__ , 20 __10__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__Chief Operating Officer__
Title

_____
Notary Public _ex' 1/12/2012_

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LANDAAS & COMPANY
Milwaukee, Wisconsin

FINANCIAL STATEMENTS
Including Independent Auditors' Report
December 31, 2010

LANDAAS & COMPANY

TABLE OF CONTENTS

Independent Auditors' Report   1

Financial Statements

  Statement of Financial Condition   2

  Statement of Income and Retained Earnings   3

  Statement of Cash Flows   4

  Notes to Financial Statements   5 - 9

Supplemental Information

  Independent Auditors' Report on Supplemental Information Required by Rule
    17a-5 of the Securities and Exchange Commission   10

  Schedule I - Computation of Net Capital Under Rule 15c3-1   11

  Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer
    Claiming an Exemption From SEC Rule 15c3-3   12 - 13



Baker Tilly Virchow Krause, LLP
115 S 84th St, Ste 400
Milwaukee, WI 53214-1475
tel 414 777 5500
fax 414 777 5555
bakertilly.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Landaas & Company
Milwaukee, Wisconsin

We have audited the accompanying statement of financial condition of Landaas & Company (the "Company") as of December 31, 2010 and the related statements of income and retained earnings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Landaas & Company as of December 31, 2010 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
January 21, 2011



LANDAAS & COMPANY

STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

ASSETS

Cash and cash equivalents	$	651,036
Deposit with clearing broker/dealer		25,000
Trading securities		7,119
Accounts receivable		2,557
Commissions receivable		7,097
Furniture and equipment, net		123,518
Prepaid expenses and other assets		121,289
TOTAL ASSETS	**$**	**937,616**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable	$	28,831
Accrued salaries and benefits		315,243
Accrued taxes		5,064
Total Liabilities		349,138

STOCKHOLDER'S EQUITY

Capital stock, $1 par value, 56,000 shares authorized,	
1,000 shares issued and outstanding	1,000
Retained earnings	587,478
Total Stockholder's Equity	588,478
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 937,616**

See accompanying notes to financial statements.

LANDAAS & COMPANY

STATEMENT OF INCOME AND RETAINED EARNINGS
Year Ended December 31, 2010

REVENUES	
Commissions	$ 7,335,030
Advisory fees	416,372
Interest income	1,242
Other income	41
Total Revenue	7,752,685
EXPENSES	
Employee compensation and benefits	5,431,087
Occupancy and rentals	385,736
Professional fees	367,801
Advertising and promotion	30,990
Office supplies and expenses	132,436
Depreciation	61,465
Other operating expenses	32,007
Total Expenses	6,441,522
NET INCOME	1,311,163
RETAINED EARNINGS - Beginning of Year	636,315
Dividends	(1,360,000)
RETAINED EARNINGS - END OF YEAR	$ 587,478

See accompanying notes to financial statements.

LANDAAS & COMPANY

STATEMENT OF CASH FLOWS
Year Ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 1,311,163
Adjustments to reconcile retained earnings to net cash flows from operating activities	
Depreciation	61,465
Changes in assets and liabilities	
Accounts receivable	8,177
Commissions receivable	3,978
Prepaid expenses and other current assets	(55,118)
Accounts payable	(13,413)
Accrued salaries and benefits	95,478
Unrealized gain on marketable securities	(1,173)
Accrued taxes	766
Net Cash Flows from Operating Activities	1,411,323
CASH FLOWS USED IN INVESTING ACTIVITIES	
Purchases of furniture and equipment	(23,694)
Net Cash Flows used in Investing Activities	(23,694)
CASH FLOWS USED IN FINANCING ACTIVITIES	
Dividends	(1,360,000)
Net Cash Flows used in Financing Activities	(1,360,000)
Net Change in Cash and Cash Equivalents	27,629
CASH AND CASH EQUIVALENTS - Beginning of Year	623,407
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 651,036
Supplemental cash flows disclosures	
Interest payments	$ 1,802

See accompanying notes to financial statements.

LANDAAS & COMPANY

NOTES TO FINANCIAL STATEMENTS
December 31, 2010

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

Landaas & Company (the "Company") was incorporated under the laws of the State of Wisconsin on July 20, 1989, for the purpose of investment management. During December 1999, the Company became a licensed broker/dealer in securities.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission (SEC) and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as customarily kept by a clearing broker/dealer.

Revenue Recognition

Commissions and related clearing expenses are recorded on a settlement-date basis, which approximates the trade-date basis. Investment advisory fees are received quarterly, but are recognized as earned on a pro rata basis over the term of the contract.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less. The Company maintains cash balances at an FDIC insured commercial bank. These balances may at times exceed the federally insured limit of $250,000.

Securities Owned

Marketable securities are recorded on the trade date and reported at fair value as determined by market quotes. Securities whose market values are not readily determinable, if any, are reported at cost, which management of the Company has determined approximates fair value.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Furniture and Equipment

Property and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred. Depreciation is calculated by straight-line and accelerated methods over the estimated useful life of the asset, which ranges from three to ten years.

Income Taxes

The shareholders of the Company have elected to treat the Company as an S corporation under Subchapter S provisions of the Internal Revenue Code. Under such provisions, the Company is generally not subject to federal and state income taxes. The tax basis income or loss of the Company is reported on the personal income tax returns of its shareholders. The Company is required to distribute funds to its shareholders at least sufficient to cover income taxes on their share of the tax basis income of the Company.

On December 1, 2009 the Company adopted ASC 740-10, Income Taxes. The adoption had no effect on the Company's financial statements. As of December 31, 2010, the Company had no uncertain tax positions. The Company files U.S. Federal and Wisconsin income tax returns. The Company's U.S. Federal income tax returns for the years ended December 31, 2006 and prior and Wisconsin income tax returns for the years ended December 31, 2005 and prior, are no longer subject to examination by tax authorities.

Subsequent Events

Accounting guidelines established general standards and requirements for disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date; that is, whether that date represents the date the financial statements were issued or were available to be issued. The Company evaluated subsequent events through the financial statement issuance date of January 21, 2011.

NOTE 2 - Fair Value of Financial Instruments

The Company has adopted guidance related to fair value measurements which establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and establishes a framework for measuring fair value.

The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Company is able to classify fair value balances based on the observability of those inputs. The guidance establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 Measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

LANDAAS & COMPANY

NOTES TO FINANCIAL STATEMENTS
December 31, 2010

NOTE 2 - Fair Value of Financial Instruments (cont.)

Level 1 - Fair value is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as listed equities and U.S. Treasury securities.

Level 2 - Fair value is based upon quoted prices for similar, but not identical, assets and liabilities in active markets, and other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. This also includes quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data..

Level 3 - Fair value is based upon financial models using primarily unobservable inputs. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The table below presents the balances of assets and liabilities measured at fair value on a recurring basis by level within the hierarchy.

| | December 31, 2010 | | | |
	Total	Level 1	Level 2	Level 3
Trading securities	$ 7,119	$ 7,119	$ -	$ -

The Company holds an investment in the capital stock of Nasdaq OMX Group Inc. which is classified as a trading security. The stock of Nasdaq OMX Group Inc. is publicly traded on the New York Stock Exchange and is considered a Level 1 item.

NOTE 3 - Employee Benefit Plan

The Company has a defined contribution 401(k) savings plan (the "Plan") covering substantially all employees. The Company's contributions to the Plan were $63,548 in 2010.

NOTE 4 - Deposit with Clearing Broker/Dealer

The Company is dependent on its clearing broker/dealer, Pershing LLC ("Pershing"), a wholly owned subsidiary of the Bank of New York, for the everyday processing of customer transactions as required under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC.

Pershing requires that the Company maintain a minimum deposit of $25,000. This amount was held by Pershing at December 31, 2010.

NOTE 5 - Furniture and Equipment

Furniture and equipment consists of the following at December 31, 2010:

Furniture and fixtures	$	522,262
Office equipment		515,231
Total		1,037,493
Less: Accumulated depreciation		(913,975)
Net	$	123,518

Depreciation expense amounted to $61,465 in 2010.

NOTE 6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2010, the Company had net capital of $336,317 which was $286,317 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 1.04 to 1 at December 31, 2010.

The Company is also subject to minimum capital requirements by certain state regulatory agencies and was in compliance with these requirements at December 31, 2010.

NOTE 7 - Off-Balance-Sheet Risk

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for the execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer. The Company incurred no losses in 2010 due to the inability of customers to fulfill contractual commitments.

LANDAAS & COMPANY

NOTES TO FINANCIAL STATEMENTS
December 31, 2010

NOTE 8 - Lease Commitments

The Company leases its office space from an unrelated party under an operating lease that expires on April 30, 2012. The base rental was $16,172 per month at December 31, 2010, plus additional charges for taxes, electricity, repairs, and maintenance. The Company also leases office equipment from an unrelated entity under operating leases. Future minimum lease payments as of December 31, 2010 are as follows:

Years ending December 31:

2011	$ 211,204
2012	73,016
2013	1,524
	$ 285,744

The total rental expense for office space, including real estate taxes and maintenance costs incurred, was $311,113 for 2010.

SUPPLEMENTAL INFORMATION



Baker Tilly Virchow Krause, LLP
115 S 84th St, Ste 400
Milwaukee, WI 53214-1475
tel 414 777 5500
fax 414 777 5555
bakertilly.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION
REQUIRED BY RULE 17a-5 OF
THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholder of
Landaas & Company
Milwaukee, Wisconsin

We have audited the accompanying financial statements of Landaas & Company as of and for the year ended December 31, 2010, and have issued our report thereon dated January 21, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
January 21, 2011



An Affirmative Action Equal Opportunity Employer

LANDAAS & COMPANY

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2010

AGGREGATE INDEBTEDNESS

Accounts payable	$ 28,831
Accrued salaries and benefits	315,243
Accrued taxes	5,064
Total Aggregate Indebtedness	$ 349,138
Minimum required net capital (based on aggregate indebtedness)	$ 23,276

NET CAPITAL

Stockholder's equity	$ 588,478
Deductions:	
Cash	46
Furniture and equipment, net	123,518
Prepaid expenses and other assets	121,289
Account receivable	6,240
Total Deductions	251,093
Tentative net capital	337,385
NASDAQ Stock Market, Inc. at fair value	7,119
Less haircut at 15%	1,068
Net capital	336,317
Net capital requirement (Minimum)	50,000
Capital in excess of minimum requirement	$ 286,317
Ratio of aggregate indebtedness to net capital	1.04 to 1

There were no differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Landaas & Company is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Landaas & Company. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).



BAKER TILLY

Baker Tilly Virchow Krause, LLP
115 S 84th St, Ste 400
Milwaukee, WI 53214-1475
tel 414 777 5500
fax 414 777 5555
bakertilly.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholder of
Landaas & Company
Milwaukee, Wisconsin

In planning and performing our audit of the financial statements and supplemental schedule of Landaas & Company (the "Company"), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

 an independent member of
BAKER TILLY
INTERNATIONAL

An Affirmative Action Equal Opportunity Employer

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis. .

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
January 21, 2011